Exhibit 4



**Strictly Private and Confidential**

August 13, 2024

Dear Board of Directors,

Sixth Street Partners, LLC, on behalf of certain of its affiliated funds or investment vehicles (collectively, "Sixth Street", "we" or "our"), are pleased to present this non-binding proposal ("Proposal") to acquire 100% of the outstanding common shares of Plymouth Industrial REIT, Inc. (the "REIT") and 100% of the common equity interests of Plymouth Industrial Operating Partnership, L.P. (the "Operating Partnership" and together with the REIT, "Plymouth", the "Company" or "you") on the terms and conditions set out in this letter.

Sixth Street is a global investment firm with over $115 billion in assets under management and committed capital. Sixth Street uses its long-term flexible capital, data-enabled capabilities, and One Team culture to develop themes and offer solutions to companies across all stages of growth.

We are uniquely positioned to pursue this transaction given our established relationship with Plymouth. Through our existing investment in the Company, we have developed a comprehensive, asset-by-asset understanding of the Company's portfolio from our original underwriting. Our familiarity with the Company enables us to underwrite this transaction with speed and efficiency, and to deliver on our proposal with an unmatched level of certainty.

As a current Schedule 13G filer, we will comply with our regulatory obligations by publicly filing a Schedule 13D within the required timeframe.

We believe this Proposal represents a compelling opportunity for shareholders to realize immediate and certain value at a meaningful premium to current trading levels.

1. **Price:** For the acquisition of 100% of Plymouth, subject to satisfactory completion of confirmatory diligence, we are prepared to offer a purchase price of $24.10 per share. This price represents:

   a. 63.3% premium to the closing price of $14.76 on August 12, 2025
   b. 33.9% premium to the median consensus price target of $18.00 as of August 12, 2025

   Our Proposal assumes ordinary dividends are paid in normal course, which could provide shareholders with additional value of approximately $0.24 per share per quarter. We are also willing to bear our own third-party, out-of-pocket expenses to complete our confirmatory diligence. These expenses would not be subject to reimbursement if the transaction contemplated by this letter is not consummated.

| Category | Amounts |
|---|---|
| Purchase price payable to shareholders at close | $24.10 / share |
| Regular dividend to shareholders (assuming one dividend pre-close) | $0.24 / share |
| **Illustrative total value to shareholders by transaction close** | **$24.34 / share** |

2. **Financing:** We intend to fund the transaction through a combination of cash from one or more of Sixth Street's investment vehicles and approximately $1.5 billion in new debt financing. We have retained Goldman Sachs & Co. LLC (together with its affiliates, "Goldman Sachs") to serve as our financial advisor and to provide a financing commitment for this transaction. We intend to deliver firm financing commitments at the time of signing of a definitive agreement, such that our transaction with Plymouth would not be subject to a financing condition. Goldman Sachs has provided Sixth Street with a Highly Confident letter (refer to Appendix).

3. **Due Diligence, Definitive Agreements and Signing Timeline:** We can move expeditiously and would seek to complete our confirmatory diligence as quickly as possible. Accordingly, we would request an exclusivity period ("Exclusivity Period"), during which we would seek to finalize our due diligence and negotiate definitive transaction documentation.

   In addition to engaging Goldman Sachs as our financial advisor, we have also engaged Latham & Watkins LLP ("Latham") as legal counsel, as well as additional third-party tax, accounting and real estate advisors to assist with due diligence. Should it be deemed necessary by the Board of Directors, we are open to the inclusion of a 30-day go-shop period (including a customary two-tier break fee) and would expect to provide customary fiduciary protections in the definitive agreement governing a transaction.

4. **Required Approvals:** We have obtained the requisite internal approvals to submit this Proposal, based upon information we have to date. Our interest in any potential transaction would be conditioned upon final approval by our Investment Committee. Consummation of the potential transaction would also be subject to customary closing conditions, including but not limited to receipt of any necessary regulatory approvals.

This Proposal constitutes a preliminary, non-binding indication of interest by Sixth Street and it is not intended, and shall not be deemed, to create any binding obligation on the part of Sixth Street or any of its affiliates to engage in any transaction with the Company or to continue its consideration of any such transaction. None of the parties shall be bound in any way in connection with this Proposal unless and until the parties execute a definitive agreement, and then shall be bound only in accordance with the terms of such agreement. No obligation to transact shall be undertaken by either party unless and until definitive documentation is executed by both parties in their respective sole discretion.

A transaction with Plymouth is a top priority for Sixth Street. We strongly believe that we are best positioned to continue to develop and grow the Plymouth business, and that our Proposal provides attractive, full and immediate value to the Plymouth stockholders. We are confident that Sixth Street and Plymouth can work together to quickly complete this transaction. We are prepared to proceed with negotiations immediately and to devote all necessary resources to pursue the potential transaction as outlined in this letter.

We look forward to hearing from the Board in the immediate term.


Sincerely,

*Marcos Alvarado*

Marcos Alvarado
Partner, Head of US Real Estate
Sixth Street Partners, LLC